Fee Waiver Letter Agreement

To: Northern Lights Variable Trust

17605 Wright Street

Omaha, NE 68130

Dear Board Members:

You have engaged us to act as the investment adviser to each of Power Momentum Index Portfolio (formerly known as JNF SSgA Sector Rotation Portfolio) and Power Dividend Index Portfolio (formerly known as JNF SSgA Tactical Allocation Portfolio) pursuant to an investment advisory agreement, which is subject to the approval of the respective shareholders of each respective portfolio.

From the date of ratification by the respective shareholders of each respective portfolio until April 30, 2019 we agreed to waive 0.35% of our 1.00% management fees with respect to each portfolio.

For the avoidance of doubt, we acknowledge that these waived fees are not subject to recovery or reimbursement regardless of the operation of any expense limitation agreement or similar agreement with respect to a portfolio.

Very truly yours,

/s/ William B. Dowler

William B. Dowler

Treasurer

W.E. Donoghue & Co., LLC

Date: February 28, 2017